SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 December, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 December 2013
Exhibit 1.2	Director/PDMR Shareholding dated 02 December 2013
Exhibit 1.3	Transaction in Own Shares dated 03 December 2013
Exhibit 1.4	Transaction in Own Shares dated 04 December 2013
Exhibit 1.5	Transaction in Own Shares dated 05 December 2013
Exhibit 1.6	Transaction in Own Shares dated 06 December 2013
Exhibit 1.7	Director/PDMR Shareholding dated 06 December 2013
Exhibit 1.8	Transaction in Own Shares dated 09 December 2013
Exhibit 1.9	Transaction in Own Shares dated 10 December 2013
Exhibit 1.10	Transaction in Own Shares dated 11 December 2013
Exhibit 1.11	Director/PDMR Shareholding dated 11 December 2013
Exhibit 1.12	Transaction in Own Shares dated 12 December 2013
Exhibit 1.13	Transaction in Own Shares dated 13 December 2013
Exhibit 1.14	Director/PDMR Shareholding dated 13 December 2013
Exhibit 1.15	Transaction in Own Shares dated 16 December 2013
Exhibit 1.16	Director/PDMR Shareholding dated 17 December 2013
Exhibit 1.17	Share Repurchase Programme dated 18 December 2013
Exhibit 1.18	Transaction in Own Shares dated 19 December 2013
Exhibit 1.19	Transaction in Own Shares dated 20 December 2013
Exhibit 1.20	Director/PDMR Shareholding dated 20 December 2013
Exhibit 1.21	Transaction in Own Shares dated 23 December 2013
Exhibit 1.22	Director/PDMR Shareholding dated 23 December 2013
Exhibit 1.23	Transaction in Own Shares dated 24 December 2013
Exhibit 1.24	Director/PDMR Shareholding dated 30 December 2013
Exhibit 1.25	Total Voting Rights dated 31 December 2013
Exhibit 1.26	Director/PDMR Shareholding dated 31 December 2013

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 02 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 November 2013
Number of ordinary shares purchased	5,850,000
Highest price paid per share (pence)	483.35
Lowest price paid per share (pence)	481.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 02 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 2 December 2013 BP p.l.c. was advised by Capita that on 29 November 2013,
Dr. B. Gilvary, a director of BP p.l.c. transferred by way of gift 1,026 BP ordinary shares (ISIN number GB0007980591) to his wife, Mrs. Joanne Louise Gilvary.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	2 December 2013
Number of ordinary shares purchased	5,800,000
Highest price paid per share (pence)	481.95
Lowest price paid per share (pence)	475.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 December 2013
Number of ordinary shares purchased	5,800,000
Highest price paid per share (pence)	477.05
Lowest price paid per share (pence)	471.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 05 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	4 December 2013
Number of ordinary shares purchased	5,250,000
Highest price paid per share (pence)	477.05
Lowest price paid per share (pence)	470.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 December 2013
Number of ordinary shares purchased	5,750,000
Highest price paid per share (pence)	477.40
Lowest price paid per share (pence)	474.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 06 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 5 December 2013 by Dr M C Daly, a person discharging managerial responsibility in BP p.l.c., that he received an award under the BP UK long service award scheme on 5 December 2013 in recognition of the completion of his 25th year with the company. He chose to receive the value of the award in the form of BP shares and 103 BP Ordinary shares (ISIN number GB0007980591) were purchased at £4.82 per share on 5 December 2013 to meet this award.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 09 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	6 December 2013
Number of ordinary shares purchased	5,700,000
Highest price paid per share (pence)	480.40
Lowest price paid per share (pence)	475.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	9 December 2013
Number of ordinary shares purchased	5,650,000
Highest price paid per share (pence)	479.30
Lowest price paid per share (pence)	476.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 December 2013
Number of ordinary shares purchased	5,700,000
Highest price paid per share (pence)	477.15
Lowest price paid per share (pence)	473.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 December 2013 by Computershare Plan Managers that on 10 December 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.768 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                65 shares
Dr B. Gilvary                65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                65 shares
Mr B. Looney              68 shares
Mr D. Sanyal               65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 December 2013
Number of ordinary shares purchased	4,366,273
Highest price paid per share (pence)	477.30
Lowest price paid per share (pence)	472.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 December 2013
Number of ordinary shares purchased	4,830,000
Highest price paid per share (pence)	476.40
Lowest price paid per share (pence)	469.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 12 December 2013, by Fidelity Stock Plan Services LLC, that 29,502.313 restricted share units previously granted to Andrew P Hopwood (a person discharging managerial responsibility) under the BP Restricted Share Plan as ADSs, vested on 11 December 2013. Of the 29,502.313 ADSs released (ISIN number US0556221044), 12,377.000 ADSs were deducted for tax purposes at a price of $46.800 with the remaining 17,125.313 ADSs (equivalent to approximately 102,752 ordinary shares) being retained by Mr Andrew P Hopwood.

BP p.l.c. was further informed on 12 December 2013, by Fidelity Stock Plan Services LLC, that 44,409.861 restricted share units previously granted to Mr Robert T Fryar (a person discharging managerial responsibility) under the BP Restricted Share Plan as ADSs, vested on 11 December 2013. Of the 44,409.861 ADSs released (ISIN number US0556221044), 16,222.000 ADSs were deducted for tax purposes at a price of $46.800 with the remaining 28,187.861 ADSs (equivalent to approximately 169,127 ordinary shares) being retained by Mr Robert T Fryar.

BP p.l.c. was further informed on 13 December 2013, by Fidelity Stock Plan Services LLC, that 53,635.924 restricted share units previously granted to Mr Horace L McKay (a person discharging managerial responsibility) under the BP Restricted Share Plan as ADSs, vested on 12 December 2013. Of the 53,635.924 ADSs released (ISIN number US0556221044), 19,592.000 ADSs were deducted for tax purposes at a price of $46.800 with the remaining 34,043.924 ADSs (equivalent to approximately 204,264 ordinary shares) being retained by Mr Horace L McKay.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.15

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 December 2013
Number of ordinary shares purchased	2,860,000
Highest price paid per share (pence)	469.50
Lowest price paid per share (pence)	465.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 16 December 2013 by Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 16 December 2013 he sold 17,173 ADSs (ISIN number US0556221044) as follows:  8,300 ADSs at $46.050 per ADS; 200 ADSs at $46.052 per ADS; 1,500 ADSs at $46.053 per ADS; and 7,173 ADSs at $46.060 per ADS.

On 16 December 2013 Mr A Hopwood also sold 7,772 Ordinary Shares (ISIN number GB0007980591) at $7.6336.

BP p.l.c. was notified on 17 December 2013 by Professor Dame Ann Dowling, a Director of BP p.l.c., that she purchased 10,690 BP ordinary shares (ISIN number GB0007980591) on 17 December 2013 at £4.67832 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.17

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 18 December 2013

BP p.l.c. Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a seventh repurchase mandate agreement with an independent third party following the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 29 October 2013 to 13 December 2013.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period of 18 December 2013 to 4 February 2014, which will run through the Company's fourth quarter 2013 results close period. The close period commences at the close of business on 31 December 2013 and ceases following the release of the Company's fourth quarter results announcement on 4 February 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell +44 (0)20 7496 4962

Exhibit 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 December 2013
Number of ordinary shares purchased	4,500,000
Highest price paid per share (pence)	467.95
Lowest price paid per share (pence)	464.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 December 2013
Number of ordinary shares purchased	4,000,000
Highest price paid per share (pence)	472.63
Lowest price paid per share (pence)	468.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 20 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 20 December 2013 BP p.l.c. was advised by Capita that on 20 December 2013 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.706 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	80
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	199
Mr D. Sanyal	Senior executive (a person discharging managerial responsibility)	380
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	443

BP p.l.c. was notified on 20 December 2013 by SEB Sweden that on 20 December 2013 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 12,656 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.706 per share through the BP Scrip Dividend Programme.

BP p.l.c was also notified on 20 December 2013 by Barclays Wealth that on 20 December 2013 Mr Ian Davis, a Director of BP p.l.c., acquired 139 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.706 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 December 2013
Number of ordinary shares purchased	3,500,000
Highest price paid per share (pence)	477.60
Lowest price paid per share (pence)	472.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 23 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 23 December 2013 by Fidelity Stock Plan Services LLC, that on 20 December 2013 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$46.286 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Fryar	128.477	204.892	540.197
Mr A. Hopwood	150.182	204.892	358.863
Mrs K. Landis	155.464	256.114	374.017
Mr H. L. McKay	318.625	204.892	652.422

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.23

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 December 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 December 2013
Number of ordinary shares purchased	3,527,000
Highest price paid per share (pence)	484.85
Lowest price paid per share (pence)	477.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 30 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 30 December 2013 by Computershare Plan Managers that on
20 December 2013 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a reference share price of £4.744400 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4189
Mr R. Bondy	5247
Dr M. C. Daly	3073
Dr B. Gilvary	13
Mr B. Looney	1667
Dr H. Schuster	1147
Mr D. Sanyal	3407

BP p.l.c. was also advised that on 20 December 2013 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a reference share price of £4.7760 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I.C. Conn	147	N/A	N/A
Mr R. Bondy	58	N/A	N/A
Dr M. C. Daly	N/A	74	N/A
Mr B. Looney	57	N/A	N/A
Mr D. Sanyal	138	11	N/A
Dr H. Schuster	N/A	N/A	15

BP p.l.c. was also advised by Computershare Plan Managers that on 20 December 2013 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a reference share price of £4.799880 per share, through the BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan
Mr R. Bondy	2165	1221
Dr M. C. Daly	866	916
Dr B. Gilvary	1569	916
Mr B. Looney	843	1527
Mr D. Sanyal	1103	1221
Dr H. Schuster	1047	1221

BP p.l.c. was further advised by Computershare Plan Managers that on 20 December 2013 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a reference share price of £4.7760 per share, through the BP Scrip Dividend Programme.

Annual Cash Bonus Deferral Plan
Dr H. Schuster	164

BP p.l.c. was advised on 30 December 2013 by Fidelity Stock Plan Services LLC, that on 27 December 2013 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. disposed of the number of BP Restricted Share Units shown opposite their name at a Reference share price US$46.860 per ADS (ISIN number US0556221044), as a result of payment of tax due following the release of ADSs under the Restricted Share Plan. 1 ADS is equivalent to 6 ordinary shares.

Restricted Share Plan
Mr R. Fryar	198
Mr A. Hopwood	151
Mr H. L. McKay	239

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.25

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 December 2013

BP p.l.c.
Total voting rights and share capital

As at 31 December 2013, the issued share capital of BP p.l.c. comprised 18,638,693,405 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,787,939,124. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,643,775,905. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.26

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 31 December 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 30 December 2013 by Mr R. Fryar, a person discharging managerial responsibility in BP p.l.c., that on 30 December 2013 he sold 28,530 ADSs (ISIN number US0556221044) at an average price of $48.0567 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 January 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary